

13013604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8- 33185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/2012___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Citi International Financial Services LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SANTA MARINA I BLDG 400 SUITE 200 STREET C

(No. and Street)

GUAYNABO	PUERTO RICO	00968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARMANDO SILVA, CEO AND PRESIDENT   787-766-3842

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

AMERICAN INT. PLAZA 250 MUNOZ RIVERA AVE. , 11TH FLOOR,	SAN JUAN	PR	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ ARMANDO SILVA _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ CITI INTERNATIONAL FINANCIAL SERVICES LLC _____ , as
of _____ DECEMBER 31 _____ , 20 12 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ N/A _____

_____

Affidavit # 2083

_____ Signature

CEO AND PRESIDENT
_____ Title

_____ Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Controls Thereon)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2012 and 2011

Table of Contents



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

We have audited the accompanying financial statements of Citi International Financial Services, LLC (the Company) (a wholly owned subsidiary of Citigroup Participation Luxembourg Limited), which comprise the statements of financial condition as of December 31, 2012 and 2011 and the related statements of income, changes in member's equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



Other Matters

The Company is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business, will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in note 4 to the accompanying financial statements.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
February 28, 2013

Stamp No. E49380 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

2

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)
Statements of Financial Condition
December 31, 2012 and 2011

Assets		2012	2011
Cash (note 4)	$	2,812,513	952,738
Securities owned, at fair value (note 2)		12,002,947	12,003,168
Deposits at interest (note 4)		16,600,000	5,600,000
Receivables from broker-dealers and others		10,638,516	8,701,185
Property and equipment, net (note 5)		2,453,789	2,922,447
Intangible asset		—	229,793
Other assets		384,131	370,741
	$	44,891,896	30,780,072

Liabilities and Member's Equity

		2012	2011
Liabilities:			
Due to affiliates (note 4)	$	2,784,395	3,148,444
Accrued expenses and other liabilities		3,222,041	5,738,763
Total liabilities		6,006,436	8,887,207
Member's equity		38,885,460	21,892,865
Commitments and contingencies (notes 9 and 10)			
	$	44,891,896	30,780,072

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Statements of Income

Years ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Commissions	$ 87,729,568	81,997,517
Interest income (note 4)	23,609	39,559
Other income	158	154
Unrealized investment gain (loss)	64	(151)
Total revenue	87,753,399	82,037,079
Expenses:		
Management and processing fees (note 4)	45,522,452	40,626,876
Employee compensation and benefits (note 6)	10,835,934	10,669,397
Execution and clearing fees	596,985	1,067,282
Communications	208,754	561,143
Administrative support services from affiliate (note 4)	51,131	(11,442)
Other operating expenses	13,588,576	13,822,095
Total expenses	70,803,832	66,735,351
Net income before income taxes	16,949,567	15,301,728
Income tax expense (benefit) (note 7)	(36,920)	956,933
Net income	$ 16,986,487	14,344,795

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Member's Equity

Years ended December 31, 2012 and 2011

Member's equity, December 31, 2010	$ 37,509,791
Net income	14,344,795
Distribution to sole member	(30,000,000)
Adjustment for compensation in shares of Citigroup	38,279
Member's equity, December 31, 2011	21,892,865
Net income	16,986,487
Adjustment for compensation in shares of Citigroup	6,108
Member's equity, December 31, 2012	$ 38,885,460

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Statements of Cash Flows

Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 16,986,487	14,344,795
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	467,728	499,009
Amortization of intangible asset	229,793	229,812
Loss on disposal of property and equipment	930	—
Compensation in shares of Citigroup	6,108	38,279
Decrease (increase) in assets:		
Securities owned	221	(639)
Receivables from broker-dealers and others	(1,937,331)	(182,688)
Other assets	(13,390)	123,653
Increase (decrease) in liabilities:		
Due to affiliates	(364,049)	1,984,788
Accrued expenses and other liabilities	(2,516,722)	(13,275)
Net cash provided by operating activities	12,859,775	17,023,734
Cash flows from investing activities:		
Decrease (increase) in deposits at interest	(11,000,000)	12,000,000
Capital expenditures on property and equipment	—	(12,445)
Net cash provided by (used in) investing activities	(11,000,000)	11,987,555
Cash flows used in financing activities – distribution to sole member	—	(30,000,000)
Net increase (decrease) in cash	1,859,775	(988,711)
Cash, beginning of year	952,738	1,941,449
Cash, end of year	$ 2,812,513	952,738
Supplemental cash flow information:		
Income taxes paid	$ 760,621	959,579

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2012 and 2011

(1) Nature of Operations and Significant Accounting Policies

(a) Nature of Operations

Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased its institutional brokerage operations to customers in Puerto Rico. During 2008, the Company converted into a limited liability company. As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member.

The Company is a registered broker-dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989. However, on March 9, 2009, the bill for the Special Act Declaring State of Fiscal Emergency and Establishing an integrated Fiscal Stabilizing Plan to Save the Credit of Puerto Rico (the Plan) was signed into law as Act No. 7 of March 9, 2009. Act No. 7 includes a temporary measure imposing a special tax of 5% to international banking entities effective for tax years commencing after December 31, 2008 and ending before January 1, 2012 (notes 3 and 7).

The Company's sole member shall not be personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs shall not be grounds for imposing personal liability on the Company's sole member.

The Company entered into a fully disclosed clearing agreement (the Agreement) with Pershing LLC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

The Company's operations during the years ended December 31, 2012 and 2011 consisted mainly of securities brokerage transactions through the International Division and the sale of annuities to customers outside Puerto Rico, as authorized by the Commissioner of Insurance of Puerto Rico.

7

(Continued)

(b) Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; the valuation of fixed assets, investments, and intangible assets; and reserves for contingencies.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, except those purchased for its trading account, which are recorded within securities owned.

Securities Owned

Securities owned are recorded at fair value with the related unrealized gain or loss recognized in the statements of income as net unrealized investment gain (loss). Securities transactions are recorded on a trade-date basis.

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

Deposits at Interest

Deposits at interest consist of a short-term interest-bearing placement with a Citibank affiliate and time deposits deemed restricted as required by laws and regulations for which the Company's operations are subject to.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the asset.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value

(Continued)

of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Intangible Asset

Intangible asset includes a clearing organization referral agreement the Company acquired as a result of a definite agreement between Citigroup, the Company's ultimate parent company, and Quiñenco, S.A., Banco de Chile holding company, entered to establish a strategic partnership that combines Citigroup operations in Chile with Banco de Chile's local banking franchise. The Company acquired the intangible asset, with an estimated useful life of five years, from its ultimate parent company and the fair value of the acquired intangible asset amounted to $2,081,000 at January 3, 2008, date of the acquisition. During December 2008, the Company recognized an impairment loss of approximately $746,000 that was included in the other expenses caption of the statement of income. During the years 2012 and 2011, the Company recorded an amortization expense of approximately $229,793 each year. The intangible asset has been fully amortized as of December 31, 2012.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as part of income tax expense. No interest and penalties were accrued at December 31, 2012 and 2011.

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2012 and 2011

Fair Value Measurements

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, which provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. The Company adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the Company's financial statements.

Fair Value Option

Under the Fair Value Option Subsections of FASB Accounting Standards Codification (ASC) Subtopic 825-10, *Financial Instruments – Overall*, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company did not apply the provisions of ASC Subtopic 825-10 to any instruments during the years ended December 31, 2012 and 2011.

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2012 and 2011

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Pension and Other Postretirement Plans

The employees of the Company participate under the Citigroup noncontributory defined benefit pension plan covering all their employees. The benefits are based on years of service, highest average compensation (as defined), and the primary social security benefit. The methodology used to account for this plan is similar to the one used for multi-employer plans.

The Company also participates in a healthcare benefit plan sponsored by Citigroup for substantially all retirees and certain qualifying employees.

The employees of the Company are also covered by a life insurance benefit plan offered by Citigroup. Allocation for these plans is included within salaries and staff benefits in the statements of income.

(2) Securities Owned

Securities owned consist of obligations of U.S. government amounting to $12,002,947 and $12,003,168 at December 31, 2012 and 2011, respectively.

The estimated fair value of all securities owned is determined based on Level 1 inputs using quoted market prices multiplied by the quantity held when quoted market prices are available. The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2012 and 2011.

(3) International Division

The Company operates an international division that is managed as a unit of the Company. As described in note 1, the Company's operations during the years ended December 31, 2012 and 2011 consisted of securities brokerage transactions and sale of annuities through the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

As required by the International Banking Center Regulatory Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2012 and 2011

and, therefore, not a cash equivalent. In addition, as required by the Insurance Code of Puerto Rico, the Company maintains a $300,000 time deposit with the Commissioner of Insurance of Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. These restricted funds are included as part of deposits at interest in the accompanying statements of financial condition.

(4)   Related-Party Transactions

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Puerto Rico Branches).

The Company maintained a short-term placement at interest with the Puerto Rico Branches amounting to $16,000,000 and $5,000,000 as of December 31, 2012 and 2011, respectively. Interest income on deposits amounted to approximately $11,000 and $28,000 for the years ended December 31, 2012 and 2011, respectively.

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Company. These related entities in Latin America charged the Company estimated costs and related management fees amounting to approximately $44,713,000 and $39,653,000, respectively, for the years ended December 31, 2012 and 2011 (including management fees, which amounted to approximately $4,065,000 and $3,605,000, respectively).

The Company maintains a service contract with the Puerto Rico Branches, whereby the Puerto Rico Branches perform certain services and incur certain expenses on behalf of the Company. The Puerto Rico Branches charged the Company estimated costs and related management fees amounting to approximately $685,000 and $860,000 for the years ended December 31, 2012 and 2011, respectively.

Head office charges from Citigroup, Inc. for administrative support services amounted to approximately $116,000 and $553,000 for the years ended December 31, 2012 and 2011, respectively. These charges are recorded based on estimates provided by Head Office on a monthly basis and are subsequently adjusted during the following fiscal year based on actual results. Adjustments resulting from differences between the estimated and the actual charges amounted to approximately $(65,000) and $(564,000) during the years ended December 31, 2012 and 2011, respectively.

(Continued)

(5) Property and Equipment

Property and equipment at December 31, 2012 and 2011 consist of the following:

	Estimated useful lives (in years)	2012	2011
Leasehold improvements	10	$ 2,901,767	2,901,767
Computer equipment and software	3 – 10	475,175	476,515
Furniture, fixtures, and equipment	3 – 10	1,383,826	1,383,826
Total		4,760,768	4,762,108
Less accumulated depreciation and amortization		2,306,979	1,839,661
Total		$ 2,453,789	2,922,447

(6) Pension and Other Postretirement Benefits

The employees of the Company participate under the Citigroup noncontributory defined benefit pension plan, a plan covering all of their employees. The methodology used to account for this plan is similar to the one used for multi-employer plans. Pension plan retirement benefits are based on years of credited service, the highest average compensation (as defined), and the primary social security benefit. Citigroup's funding strategy has been to maintain plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. Also, the Company has a defined contribution pension plan for the benefit of its employees.

The Company also participates in the Citigroup postretirement healthcare benefits plan that provides postretirement medical benefits to all eligible retired employees. Retirees' share in the cost of their healthcare benefits through copayments, service-related contributions, and salary-related deductibles.

Allocation for these plans is included as part of the allocated expenses described in note 4.

(7) Income Tax

The Company is exempt from Puerto Rico income taxes during the year ended December 31, 2012 due to the expiration of the temporary tax under Act No. 7 of March 9, 2009. Income tax expense (benefit) recognized by the Company amounted to $(36,920) and $956,933 for the years ended December 31, 2012 and 2011, respectively. In 2011, the expected tax expense at the special tax rate of 5% differs from the actual tax amounts mainly as a result of provision to tax return adjustments.

The Company was converted from a regular corporation into an LLC in 2008. In general, LLCs were taxed as a regular corporation under the Puerto Rico Internal Revenue Code of 1994, as amended. However, under the 2011 Code for a New Puerto Rico (New Code), existing LLCs prior to January 1st, 2011, could be treated as a corporation or as a partnership. The tax treatment the Company will receive depends on how

(Continued)

it is treated in a country other than Puerto Rico, including, the jurisdiction of organization of its parent. However, the Puerto Rico Treasury Department has provided for an election to be made with the 2011 Puerto Rico income tax return, to treat any existing LLC as a corporation regardless of the tax treatment received in any other jurisdiction. This election was available only for 2011.

For tax year 2012, it has been determined that the Company will be treated as a corporation for Puerto Rico tax purposes based on the tax treatment the Company's income and expenses received on its parent's jurisdiction of incorporation.

The New Code requires that entities exceeding a predefined volume of business submit audited financial statements for filing with local taxing authorities. This predefined volume of business is determined on a "controlled group" basis, as defined in the New Code. Among the requirements imposed by the New Code, domestic entities that are part of a controlled group should file audited consolidated financial statements, including a consolidating schedule presenting the financial condition and result of operations of each entity. The Department of the Treasury of the Commonwealth of Puerto Rico recently issued Administrative Determination No. 11-13 to provide an alternative requirement in lieu of filing the audited consolidated financial statements. For tax year 2012 and 2011, entities required to file audited financial statements with their income tax returns, may file stand-alone audited financial statements and, in lieu of providing audited consolidated financial statements, should disclose in the notes to the financial statements the names of related entities engaged in active trade or business in Puerto Rico, as defined by the New Code. The following related entities are engaged in active trade or business within Puerto Rico:

- Citigroup Global Markets Puerto Rico, Inc.

- Citibank N.A.

- Associates International Holdings Corporation

- Citifinancial Services of Puerto Rico, Inc.

- Citicard Credit Services, Inc.

(8) **Fair Value of Financial Instruments**

At December 31, 2012 and 2011, substantially all of the Company's financial assets and liabilities were carried at fair value or at amounts that approximate fair value. Assets and liabilities recorded at fair value include cash, deposits at interest, receivables from broker-dealers and others, due to affiliates, and accrued expenses and other liabilities. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statements of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

(9) **Lease Commitments**

The Company leases its office facility under an operating lease agreement. The lease contains a renewal option and an escalation clause. Total rent expense under such lease amounted to approximately $336,000

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2012 and 2011

and $330,000 for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012, the future minimum lease payments under this operating lease are as follows:

Year ending December 31:		
2013	$	342,298
2014		349,158
2015		356,080
2016		363,311
2017 and thereafter		684,534
Total	$	2,095,381

(10) Contingencies

FINRA issued a Wells Notice in September 2010 relating to fixed income transactions executed by the Company. The Company filed a Wells Submission in response to FINRA's Wells Notice and argued that the mark-ups identified in the Wells Notice were not excessive, principally on the basis that the Company conducts a service-intensive, value-added business for an affluent and exclusively non-U.S. resident clientele that justifies higher levels of mark-ups.

As a proactive measure, an internal review was conducted covering the years 2008, 2009, and 2010. In addition, corrective action measures were implemented with regards to fixed income pricing grid, revisions to the mark-up policies, controls over procedures, and the provision of additional training regarding the mark-up policies and procedures.

The Company's counsel met with FINRA in December 2010 to explain the Company's mark-up policy and discuss the results of the internal review, a restitution plan if applicable, and the corrective action measures implemented. After consulting with internal and external legal counsel, management has recorded a reserve of $2,000,000 as of December 31, 2011 and 2010 related to these matters, and concluded that based on the analysis there was no material impact to the previous year financial statements.

On February 8, 2012, the Company submitted an executed Letter of Acceptance, Waiver and Consent (the AWC) to FINRA proposing a settlement of alleged violations of FINRA Rules. The AWC was accepted by the National Adjudicatory Council (the NAC) on February 27, 2012. The acceptance of the AWC resolved the alleged rule violations identified by FINRA during the time period indicated above, without any admission or denial of the alleged violations by the Company.

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2012 and 2011

In relation to the acceptance of the AWC letter, the Company made a payment of $600,000 to cover a fine issued by FINRA and restitution payments to the Company's customers in the amount of $694,728, which includes the reimbursement amount of $648,080 included in the AWC plus interest in the amount of $46,648. The final regulatory liability resulted in an amount lower than the reserve recorded by the Company in 2011. The effect of the change in the regulatory liability of $705,272 was recorded in the financial operations of 2012.

The Company is defendant in other legal proceeding. After consulting with legal counsels, it is the best judgment of management that the financial position of the Company will not be materially affected by the final outcome of this legal proceeding.

(11) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $14,051,831, which was $13,651,402 in excess of its required net capital of $400,429. The Company's net capital ratio at December 31, 2012 was 0.43 to 1. At December 31, 2011, the Company had net capital of $7,508,558, which was $6,916,077 in excess of its required net capital of $592,481. The Company's net capital ratio at December 31, 2011 was 1.18 to 1.

(12) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through February 28, 2013, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

December 31, 2012

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER	Citi International Financial Services, LLC	as of December 31, 2012

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition – Item 1800)		$ 38,885,460	3480
2.	Deduct: Ownership equity not allowable for net capital		0	3490
3.	Total ownership equity qualified for net capital		38,885,460	3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0	3520
	B. Other (deductions) or allowable credits (List)		0	3525
5.	Total capital and subordinated liabilities		$ 38,885,460	3530
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 8,833,551 — 3540		
	B. Secured demand note deficiency	0 — 3590		
	C. Commodity futures contracts and spot commodities proprietary charges	0 — 3600		
	D. Other deductions and/or charges	78 — 3610	(8,833,629)	3620
7.	Other additions and/or allowable credits (List)		0	3630
8.	Net capital before haircuts on securities positions		$ 30,051,831	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments	0 — 3660		
	B. Subordinated securities borrowings	0 — 3670		
	C. Trading and investment securities:			
	1. Exempted securities	0 — 3735		
	2. Debt securities	0 — 3733		
	3. Options	0 — 3730		
	4. Other securities	16,000,000 — 3734		
	D. Undue concentration	0 — 3650		
	E. Other (List)	0 — 3736	(16,000,000)	3740
10.	Net capital		$ 14,051,831	3750

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2012 as filed on Form X-17A-5 Part IIA by Citi International Financial Services, LLC.

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

December 31, 2012

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER	Citi International Financial Services, LLC	as of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 400,429	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 400,429	3760
14.	Excess net capital (line 10 less 13)	$ 13,651,402	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 13,451,187	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 6,006,436	3790
17.	Add:			
	A. Drafts for immediate credit	$ 0 3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0 3810		
	C. Other unrecorded amounts (List)	$ 0 3820	$ 0	3830
19.	Total aggregate indebtedness		$ 6,006,436	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)		% 42.74%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		% N/A	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2012 as filed on Form X-17A-5 Part IIA by Citi International Financial Services, LLC.

See accompanying report of independent registered public accounting firm.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2012

The Company has entered into a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 at December 31, 2012.

See accompanying report of independent registered public accounting firm.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2012

There were no liabilities subordinated to claims of general creditors at December 31, 2012.

See accompanying report of independent registered public accounting firm.



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Citi International Financial Services, LLC:

In planning and performing our audit of the financial statements of Citi International Financial Services, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 28, 2013

Stamp No. E49376 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Citi International Financial Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Citi International Financial Services, LLC. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 28, 2013

License No. 21
Expires December 1, 2013



2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31___, 20 __12__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 033185   FINRA   DEC
> CITI INTERNATIONAL FINANCIAL SERVICES LLC   12*12
> ATTN: MIGUEL RIVERA
> PO BOX 70263
> SAN JUAN PR 00936-8263

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (Item 2e from page 2) $_____217,891_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____97,691_____)
           07/30/12
          _____
          Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____120,200_____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____120,200_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $_____120,200_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Citi International Financial Services LLC
_____
(Name of Corporation, Partnership or other organization)
Miguel Rivera
_____
(Authorized Signature)

Dated the __28__ day of ___February___, 20 __13__ .

Chief Financial Officer   787-766-3649
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __ 01/01 __, 20 12
and ending __ 12/31 __, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 87,753,399

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 596,985

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions 596,985

2d. SIPC Net Operating Revenues $ 87,156,414

2e. General Assessment @ .0025 $ 217,891

(to page 1, line 2.A.)

2